Exhibit Q

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF JULY 31, 2023

The information included in this Exhibit Q supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Commission on September 30, 2022, as amended by Amendment No. 1 thereto filed on November 21, 2022, by Amendment No. 2 thereto filed on March 28, 2023, and by Amendment No. 3 thereto filed on July 17, 2023, and as may be further amended from time to time. To the extent the information in this Exhibit Q is inconsistent with the information contained in such annual report, the information in this Exhibit Q replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On July 20, 2023, the U.S. Department of State announced a new partnership with the Government of Panama to explore opportunities for growing and diversifying the global semiconductor ecosystem under the International Technology Security and Innovation Fund, created by the CHIPS Act of 2022. The partnership is expected to help create a more resilient, secure, and sustainable global semiconductor value chain and underscores the significant potential to expand this global industry between the U.S. and Panama.

On July 20, 2023, the U.S. Secretary of Commerce, Gina Raimondo, visited Panama and met with President Cortizo to discuss important issues such as the trade balance and the strengthening of commercial and business relationship between the U.S. and Panama. In reference to the new global semiconductor partnership between the U.S. and Panama, Secretary Raimondo stated that the Panama Canal, connectivity, the favorable business environment and legal security were among the factors considered in selecting Panama for the partnership.

On July 27, 2023, the Cabinet Council authorized the Minister of Economy and Finance, Héctor Alexander, to submit to the National Assembly the proposed budget for fiscal year 2024, which contemplates total expenditures of U.S.$32.8 billion.

Political Developments

On July 17, 2023, the Second Criminal Trial Court of the Province of Panama’s First Judicial Circuit issued a judgment in the “New Business” case. The New Business case involves an investigation into alleged money laundering, which was launched after the Prosecutor’s Office found evidence that the purchase of the shares of Editora Panamá América S.A., a company dedicated to the publication of several newspapers with national circulation, was made with the proceeds of bribes paid by companies that were granted infrastructure construction contracts. The court found former President Ricardo Martinelli guilty of money laundering, sentenced him to 128 months in prison and imposed a U.S.$19.2 million fine. The court found four other people guilty of money laundering with varying degrees of responsibility as well.

On July 25, 2023, President Cortizo appointed Denise Guillén Zúñiga as General Administrator of the Panama Tourism Authority (the “ATP”), to replace Iván Eskildsen, and Magda Durán as Deputy Administrator of the ATP. President Cortizo also appointed Rosa L. Argüelles C. as Administrative Vice Minister of Education, replacing José Pío Castillero.

Structure of the Panamanian Economy

Air Transportation

During the six-month period ended June 30, 2023, AITSA handled approximately 8.6 million passengers, an increase of 17.5% compared to the same period of 2022.

Ports

During the six-month period ended June 30, 2023, the Manzanillo International Terminal (“MIT”) handled approximately 1.3 million TEUs of cargo and containers, compared to approximately 1.4 million TEUs in the same period of 2022. During the six-month period ended June 30, 2023, the Colón Container Terminal handled approximately 656,655 TEUs of cargo and containers, compared to approximately 690,194 TEUs in the same period of 2022. During the six-month period ended June 30, 2023, the container terminal at Port of Balboa handled approximately 1.1 million TEUs of cargo and containers, compared to approximately 1.1 million TEUs in the same period of 2022. During the six-month period ended June 30, 2023, the container terminal at the Port of Cristobal handled approximately 426,914 TEUs of cargo and containers, compared to approximately 426,644 TEUs in the same period of 2022.

Panama Canal

During the first nine months of the Panama Canal’s 2022-2023 fiscal year (which ends September 30, 2023), 9,615 vessels transited the Panama Canal, of which 71.86% were Panamax size and 28.14% were Neopanamax size.

On July 20, 2023, the Minister of the Ministry of Public Works, Rafael Sabonge, confirmed that the tunnel boring machine that will be used to build the tunnel under the Panama Canal as part of Line 3 of the Metro de Panama is expected to arrive in September 2023, and should take between three and four months to assemble. Therefore, construction of the tunnel is expected to begin in January 2024. In the meantime, construction work will begin on the “attack pits” near the entrance to the Panama Pacifico sector.

Water Conservation

In view of the climatic changes that impact the availability of water in and around the Panama Canal, the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other and (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits. If current weather conditions worsen, the PCA could limit the number of daily transits from approximately 35-36 vessels per day to 28-32 vessels per day.

On March 19, 2023, the PCA announced that draft reductions could be made depending on the availability of water resources. In April 2023, the PCA announced that the draft in Neopanamax locks would be reduced from the maximum allowed of 50 feet to 47.5 feet, which would also reduce the volume of cargo that ships may carry during transit. On July 25, 2023, the PCA announced that due to the effects of the dry season and in order to offer a reliable and sustainable service, it will maintain a draft of 44 feet or 13.41 meters for the next few months, which will allow an average of 32 vessels to pass through the Canal per day.

The PCA took similar measures during the last severe drought in 2019, temporarily reducing the draft in the Neopanamax locks to 44 feet.

The Colón Free Zone

During the three-month period ended March 31, 2023, imports to the CFZ were preliminarily estimated at U.S.$2.619 billion, an increase from U.S.$2.618 billion during the three-month period ended March 31, 2022. During the three-month period ended March 31, 2023, re-exports to the CFZ were preliminarily estimated at U.S.$3.8 billion, an increase from U.S.$2.6 billion during the three-month period ended March 31, 2022. During the three-month period ended March 31, 2023, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$3.5 billion, a decrease from U.S.$3.6 billion during the three-month period ended March 31, 2022.

During the four-month period ended April 30, 2023, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.1 billion, an decrease from U.S.$1.2 billion during the four-month period ended April 30, 2022.

Employment and Labor

Social Security System (SIACAP)

Since its inception in July 2000 through June 30, 2023, SIACAP had administered approximately U.S.$1.9 billion in contributions and revenues, a 5.6% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of June 30, 2022.

As of June 30, 2023, SIACAP had 563,763 participants, a 1.1% decrease from 570,068 participants as of June 30, 2022. As of June 30, 2023, SIACAP carried a balance of U.S.$853.9 million in contributions from its participants, a 4.6% increase from U.S.$816.1 million in contributions as of June 30, 2022.

Financial System

Insurance. The total registered assets of insurance companies as of March 31, 2023 equaled U.S.$3.7 billion.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of June 30, 2023, there were 183 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the four-month period ended April 30, 2023, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1.11 billion, a decrease of 4.8% compared to U.S.$1.17 billion in the same period of 2022, in part due to lower exports of fish meal and fish oil, beef and veal, watermelon and wood. In the four-month period ended April 30, 2023, exports of copper ores and concentrates recorded a preliminary total of U.S.$828.0 million, a 5.8% decrease from U.S.$878.9 million in the same period of 2022, primarily due to a decrease in export volumes.

In the three-month period ended March 31, 2023, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$3.5 billion, a decrease of 1.9% compared to U.S.$3.6 billion in the same period of 2022, in part due to lower imports of intermediate goods, specifically raw materials and intermediate products for industry.

In the four-month period ended April 30, 2023, banana and pineapple exports recorded a preliminary total of U.S.$55.4 million, a 2.3% increase from U.S.$54.2 million in the same period of 2022, primarily due to lower exports of banana.

In the four-month period ended April 30, 2023, shrimp exports recorded a preliminary total of U.S.$15.2 million, a 58.7% increase from U.S.$9.6 million in the same period of 2022, primarily due to higher sales to Taiwan.

In the four-month period ended April 30, 2023, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$17.5 million, a 1.1% a decrease from U.S.$17.7 million in the same period of 2022.

In the four-month period ended April 30, 2023, fishmeal exports recorded a preliminary total of U.S.$265.0 thousand, a 88.8% decrease from U.S.$2.4 million in the same period of 2022, primarily due to a decrease in export volumes as a result of the designated fishing periods established by the Authority of Aquatic Resources.

Public Debt

As of June 30, 2023, Panama’s total public debt totaled U.S.$45,737.0 million, an increase from U.S.$43,175.3 million as of June 30, 2022. As of June 30, 2023, Panama’s internal public debt accounted for 16.1% of total debt (a decrease from 17.7% as of June 30, 2022), while external public debt accounted for 83.9% of total debt (an increase from 82.3% as of June 30, 2022). As of June 30, 2023, the average maturity of the debt portfolio was 14.9 years, with an average duration of 9.0 years. The average maturity of the debt portfolio as of June 30, 2022 was 15.2 years, with an average duration of 9.7 years. During the six-month period ended June 30, 2023, local secondary market transactions in treasury securities reached U.S.$696.9 million, an increase from U.S.$101.6 million during the six-month period ended June 30, 2022.

Internal Debt

On July 25, 2023, Panama issued U.S.$700,000,000 aggregate principal amount of its 6.375% Euroclearable Treasury Bonds (Bonos del Tesoro) due 2033 to finance the General State Budget for fiscal year 2023 and other fiscal periods.